Exhibit 99.3

December 18, 2024

Private and Confidential

Alberta Securities Commission

Autorité des Marchés Financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission of New Brunswick

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Nunavut

Office of the Superintendent of Securities, Prince Edward Island

Office of the Yukon Superintendent of Securities

Ontario Securities Commission

Dear Sirs/Mesdames:

Re:	VERSES AI INC. (the “Company”) Change of Auditor

We are writing in accordance with Section 4.11(5)(a) of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated December 10, 2024 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Chartered Professional Accountants